UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

INTERNATIONAL BALER CORPORATION
(Name of Subject Company (Issuer))
AIC MERGER SUB, INC.
(Name of Filing Persons (Offeror))
a wholly-owned subsidiary of
AVIS INDUSTRIAL CORPORATION
(Name of Filing Persons (Parent))

Common Stock, par value $0.01 per share
(Title of Class of Securities)
459041-10-9
(CUSIP Number of Class of Securities)

Gregory L. King
President and Chief Executive Officer
1909 S Main Street
P.O. Box 218
Upland, Indiana 46989
(765) 998-8100
(Name, Address, and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of Filing Persons)
With a copy to:
Bradley C. Arnett
Jeremy E. Hill
Dentons Bingham Greenebaum LLP
312 Walnut Street, Suite 2450
Cincinnati, Ohio 45202
(513) 455-7611
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Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
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third-party tender offer subject to Rule 14d-1.

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issuer tender offer subject to Rule 13e-4.

☒
going-private transaction subject to Rule 13e-3.

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amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:   ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
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Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

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Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO (as it may be amended and/or supplemented from time to time, this “Schedule TO”) is filed by Avis Industrial Corporation, an Indiana corporation (“Avis”), and AIC Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Avis (“Merger Sub”). This Schedule TO relates to the offer by Merger Sub to purchase all of the issued and outstanding shares of common stock, par value $0.01 per share, of International Baler Corporation, a Delaware corporation (“Baler”), owned by stockholders other than Avis (the “Shares”), at a price of $1.74 per Share, to the seller in cash, without interest, less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 20, 2022 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal”), copies of which are attached hereto as Exhibits (a)(1)(i) and (a)(1)(ii), respectively (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).
This Schedule TO is intended to satisfy the requirements of a Tender Offer Statement on Schedule TO of Merger Sub. All information in the Offer to Purchase and the Letter of Transmittal, including all schedules and annexes thereto, is hereby incorporated by reference in answer to all items in this Schedule TO, and is supplemented by the information specifically provided herein.
Item 1.   Summary Term Sheet.
Item 1001 of Regulation M-A:
The information set forth in the Offer to Purchase under “Summary Term Sheet” is incorporated herein by reference.
Item 2.   Subject Company Information.
Item 1002(a)-(c) of Regulation M-A:
(a)   The information set forth in the Offer to Purchase under “The Tender Offer — Certain Information Concerning Baler” is incorporated herein by reference.
(b)   The information set forth in the Offer to Purchase under “Introduction” and “The Tender Offer — Price Range of Shares; Dividends” is incorporated herein by reference.
(c)   The information set forth in the Offer to Purchase under “The Tender Offer — Price Range of Shares; Dividends” is incorporated herein by reference.
Item 3.   Identity and Background of Filing Person.
Item 1003(a)-(c) of Regulation M-A:
(a)   The information set forth in the Offer to Purchase under “Special Factors — Rule 13E-3”, “The Tender Offer — Certain Information Concerning Purchaser and Avis”, “Annex A — Certain Information Regarding the Directors and Executive Officers of Avis” and “Annex B — Certain Information Regarding the Directors and Executive Officers of Purchaser” is incorporated herein by reference.
(b)   The information set forth in the Offer to Purchase under “The Tender Offer — Certain Information Concerning Purchaser and Avis” is incorporated herein by reference.
(c)   The information set forth in the Offer to Purchase under “Annex A — Certain Information Regarding the Directors and Executive Officers of Avis” and “Annex B — Certain Information Regarding the Directors and Executive Officers of Purchaser” is incorporated herein by reference.
Item 4.   Terms of the Transaction.
Item 1004(a) of Regulation M-A:
(a)(1)(i)   The information set forth in the Offer to Purchase under “Summary Term Sheet —  Securities Sought” and “Introduction” is incorporated herein by reference.

(a)(1)(ii)   The information set forth in the Offer to Purchase under “Summary Term Sheet — Price Offered Per Share” is incorporated herein by reference.
(a)(1)(iii)   The information set forth in the Offer to Purchase under “Summary Term Sheet —  Scheduled Expiration Date” is incorporated herein by reference.
(a)(1)(iv)   The information set forth in the Offer to Purchase under “Summary Term Sheet — Will there be a subsequent offering period?” and “The Tender Offer — Terms of the Offer” is incorporated herein by reference.
(a)(1)(v)   The information set forth in the Offer to Purchase under “Summary Term Sheet — Can the Offer be extended and, if so, under what circumstances can or will the Offer be extended?”, “Special Factors — The Merger Agreement” and “The Tender Offer — Terms of the Offer” is incorporated herein by reference.
(a)(1)(vi)   The information set forth in the Offer to Purchase under “Summary Term Sheet — Until what time may I withdraw previously tendered Shares?” and “The Tender Offer — Withdrawal Rights” is incorporated herein by reference.
(a)(1)(vii)   The information set forth in the Offer to Purchase under “Summary Term Sheet —  How do I tender my Shares pursuant to the Offer?”, “Summary Term Sheet — How do I properly withdraw previously tendered Shares?”, “The Tender Offer — Procedures for Accepting the Offer and Tendering Shares” and “The Tender Offer — Withdrawal Rights” is incorporated herein by reference.
(a)(1)(viii)   The information set forth in the Offer to Purchase under “The Tender Offer —  Acceptance for Payment and Payment for Shares” and “The Tender Offer — Procedures for Accepting the Offer and Tendering Shares” is incorporated herein by reference.
(a)(1)(ix)   Not applicable.
(a)(1)(x)   Not applicable.
(a)(1)(xi)   Not applicable.
(a)(1)(xii)   The information set forth in the Offer to Purchase under “Summary Term Sheet —  What are the U.S. federal income tax consequences of the Offer and the Merger?”, “Special Factors — Certain Effects of the Offer” and “The Tender Offer — Certain Material U.S. Federal Income Tax Consequences of the Offer and the Merger” is incorporated herein by reference.
(a)(2)(i)   The information set forth in the Offer to Purchase under “Introduction”, “Special Factors — The Merger Agreement — The Merger” and “The Tender Offer — Terms of the Offer” is incorporated herein by reference.
(a)(2)(ii)   The information set forth in the Offer to Purchase under “Summary Term Sheet — If I decide not to tender my Shares pursuant to the Offer, how will the Offer affect my Shares?”, “Introduction” and “Special Factors — The Merger Agreement — The Merger” is incorporated herein by reference.
(a)(2)(iii)   The information set forth in the Offer to Purchase under “Summary Term Sheet — Why are you making the Offer?” and “Special Factors — Purpose of the Offer; Plans for Baler” is incorporated herein by reference.
(a)(2)(iv)   The information set forth in the Offer to Purchase under “Introduction”, “Special Factors — The Merger Agreement”, “The Tender Offer — Terms of the Offer” and “The Tender Offer — Certain Legal Matters; Regulatory Approvals — Stockholder Approval Not Required” is incorporated herein by reference.
(a)(2)(v)   Not applicable.
(a)(2)(vi)   Not applicable.

(a)(2)(vii)   The information set forth in the Offer to Purchase under “Summary Term Sheet —  What are the U.S. federal income tax consequences of the Offer and the Merger?”, “Special Factors — Certain Effects of the Offer” and “The Tender Offer — Certain Material U.S. Federal Income Tax Consequences of the Offer and the Merger” is incorporated herein by reference.
Item 5.   Past Contacts, Transactions, Negotiations and Agreements.
Item 1005(a)-(b) of Regulation M-A:
(a)   The information set forth in the Offer to Purchase under “Special Factors — The Merger Agreement” is incorporated herein by reference.
(b)   The information set forth in the Offer to Purchase under “Special Factors — Background of the Offer; Past Contacts, Transactions, Negotiations and Agreements with Baler” and “Special Factors —  The Merger Agreement” is incorporated herein by reference.
Item 6.   Purposes of the Transaction and Plans or Proposals.
Item 1006(a) and (c)(1)-(7) of Regulation M-A:
(a)   The information set forth in the Offer to Purchase under “Summary Term Sheet — Why are you making the Offer?” and “Special Factors — Purpose of the Offer; Plans for Baler” is incorporated herein by reference.
(c)(1)   The information set forth in the Offer to Purchase under “Introduction” and “Special Factors — Purpose of the Offer; Plans for Baler” is incorporated herein by reference.
(c)(2)   None.
(c)(3)   The information set forth in the Offer to Purchase under “The Tender Offer — Dividends and Distributions” is incorporated herein by reference.
(c)(4)   The information set forth in the Offer to Purchase under “Special Factors — Purpose of the Offer; Plans for Baler” and “Special Factors — The Merger Agreement” is incorporated herein by reference.
(c)(5)   The information set forth in the Offer to Purchase under “Special Factors — Purpose of the Offer; Plans for Baler” is incorporated herein by reference.
(c)(6)   The information set forth in the Offer to Purchase under “Special Factors — Certain Effects of the Offer” is incorporated herein by reference.
(c)(7)   The information set forth in the Offer to Purchase under “Special Factors — Certain Effects of the Offer” is incorporated herein by reference.
Item 7.   Source and Amount of Funds or Other Consideration.
Item 1007(a), (b) and (d) of Regulation M-A:
(a)   The information set forth in the Offer to Purchase under “Summary Term Sheet — Do you have the financial resources to pay for all Shares?” and “The Tender Offer — Source and Amount of Funds” is incorporated herein by reference.
(b)   None.
(d)   Not applicable.
Item 8.   Interest in Securities of the Subject Company.
Item 1008 of Regulation M-A:
(a)   The information set forth in the Offer to Purchase under “Summary Term Sheet —  What percentage of Shares do you or your affiliates currently own?” and “The Tender Offer —  Certain Information Concerning Purchaser and Avis” is incorporated herein by reference.
(b)   None.

Item 9.   Persons/Assets, Retained, Employed, Compensated or Used.
Item 1009(a) of Regulation M-A:
(a)   The information set forth in the Offer to Purchase under “The Tender Offer — Fees and Expenses” is incorporated herein by reference.
Item 10.   Financial Statements.
The historical financial statements and pro forma financial information of Avis and Merger Sub are not material to the Offer because (a) the consideration offered consists solely of cash; (b) the offer is not subject to any financing condition; and (c) the offer is for all outstanding securities of the subject class. See the information set forth in the Offer to Purchase under “The Tender Offer — Source and Amount of Funds”.
Item 11.   Additional Information.
Item 1011(a) and (c) of Regulation M-A:
(a)(1)   The information set forth in the Offer to Purchase under “Special Factors — Background of the Offer; Past Contacts, Transactions, Negotiations and Agreements with Baler” and “Special Factors — The Merger Agreement” is incorporated herein by reference.
(a)(2)   The information set forth in the Offer to Purchase under “The Tender Offer — Certain Legal Matters; Regulatory Approvals” is incorporated herein by reference.
(a)(3)   The information set forth in the Offer to Purchase under “The Tender Offer — Certain Legal Matters; Regulatory Approvals” is incorporated herein by reference.
(a)(4)   The information set forth in the Offer to Purchase under “Special Factors — Certain Effects of the Offer” is incorporated herein by reference.
(a)(5)   The information set forth in the Offer to Purchase under “The Tender Offer — Certain Legal Matters; Regulatory Approvals” is incorporated herein by reference.
(c)   The information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference.
Item 12.   Exhibits.
Exhibit No.	Description
(a)(1)(i)	Offer to Purchase dated April 20, 2022.
(a)(1)(ii)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).
(a)(1)(iii)	Form of Notice of Guaranteed Delivery.
(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(v)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(b)	None.
(d)	Agreement and Plan of Merger, dated as of March 23, 2022, by and among Avis, Baler and Merger Sub (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Baler with the Securities and Exchange Commission on March 25, 2022).
(g)	None.
(h)	None.
107	Filing Fee Table.
Item 13.   Information Required by Schedule 13E-3
Not applicable. Avis, Merger Sub and Baler are jointly filing a Transaction Statement on Schedule 13E-3 relating to the Offer concurrently with the filing of this Schedule TO.
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SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: April 20, 2022
AVIS INDUSTRIAL CORPORATION
By:
/s/ Gregory L. King

Name: Gregory L. King
Title:
President and Chief Executive Officer

AIC MERGER SUB, INC.
By:
/s/ Gregory L. King

Name: Gregory L. King
Title:
President and Chief Executive Officer